                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X     Form 40-F
                   -----             -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes               No   X
             -----            -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
                                                 -----------
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement on the resolution passed by the board of directors.
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                       (PETROCHINA COMPANY LIMITED LOGO)
                           PETROCHINA COMPANY LIMITED

                  (a joint stock limited company incorporated
            in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

         ANNOUNCEMENT ON THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS
                       (OVERSEAS REGULATORY ANNOUNCEMENT)

--------------------------------------------------------------------------------
     PetroChina Company Limited and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

     This overseas regulatory announcement was issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.
--------------------------------------------------------------------------------



     The 9th Meeting of the 3rd Session (the "MEETING") of the Board of Directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") was convened in Beijing on 20 November 2007. 7 of the 11 directors of the Company attended the Meeting. Mr. Zhou Jiping attended and voted at the Meeting on his own behalf and also as a proxy for Mr. Zheng Hu and Mr. Duan Wende respectively who were absent at the Meeting. Mr. Wang Yilin attended and voted at the Meeting on his own behalf and also as a proxy for Mr. Zeng Yukang and Mr. Gong Huazhang respectively who were also absent at the Meeting. Members of the Board of Supervisors of the Company and certain senior management officers of the Company were present at the Meeting as observers.

     The directors of the Company who were present deliberated and voted on the "Proposal on appointment of the Vice-President as nominated by the President", and they unanimously resolved the appointment of Mr. Li Hualin as the Vice-President of the Company. The Meeting was duly convened and held in accordance with the relevant laws and regulations of the PRC and the provisions of the Articles of Association of the Company.

     The independent non-executive directors provided their consent to the appointment of Mr. Li Hualin as the Vice-President of the Company as proposed in the "Proposal on appointment of the Vice-President as nominated by the President".

     Mr. Li Hualin, born in October 1962, aged 45, is the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited and the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr. Li holds a master degree and is a senior engineer by profession. Mr. Li has around 25 years' experience in working in the petroleum and natural gas industry of China. Mr. Li obtained his bachelor degree in geophysical exploration from the Southwest Petroleum Institute in July 1983 and a master degree in enterprise management from the China Petroleum University (Beijing) in December 2002. Since December 1997, Mr. Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. Since September 1999, Mr. Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation. Since January 2001, Mr. Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he also became the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Since July 2006, Mr. Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd.


                                                        By order of the Board
                                                      PETROCHINA COMPANY LIMITED




Beijing, the PRC
23 November 2007



As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           PetroChina Company Limited



Dated: November 28, 2007                             By:    /s/ Li Huaiqi
                                                            --------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary